UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Registration of Surviving Company

1. Schedule

Classification	Date
Date of resolution of the board of directors’ meeting to approve the Spin-off Plan	December 10, 2021
Date of submission of the report on major matters	December 10, 2021
Record date for determination of shareholders for the general shareholders’ meeting to approve the Spin-off Plan	December 27, 2021
Date of public notice on convocation of general shareholders’ meeting	January 5, 2022
Date of public notification on convocation of general shareholders’ meeting	January 13, 2022
Date of general shareholders’ meeting to approve the Spin-off Plan	January 28, 2022
Date of Spin-off	March 1, 2022
Date of the board meeting substituting general shareholder’s meeting to report the Spin-off and inaugural general meeting	March 2, 2022
Registration Date of Spin-off	March 2, 2022

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Among the above, the general meeting of vertical spin-off reports was replaced by a public announcement of a resolution of the board of directors, and the relevant contents were announced on the company website (http://www.posco.com) on March 2.

2. Changes in Equity Ownership such as Major Shareholders

The division is a simple vertical spin-off and therefore there is no such change

3. Exercise of Appraisal Rights of Stockholders

In accordance with Articles 530-2 through 530-12 of the Korean Commercial Code (the “KCC”) the Spin-off was conducted by way of a vertical spin-off whereby the Company will spin off the Spun-off Business Unit and establish the New Company, and the Company will survive the Spin-off and own 100% of the New Company’s issued equity stock. Therefore, the case is not applicable.

4. Matters Concerning the Protection of Creditors

The process of creditor protection is unnecessary as the Surviving Company (POSCO HOLDINGS) and the New Company (POSCO) will bear joint responsibility for debts of the company prior to the spin-off

5. Status of Related Litigation

No lawsuit has been filed that may affect the effectiveness of the vertical spin-off as of the date of this report’s submission

6. Matters Concerning the Allocation of New Shares

It is a simple vertical spin-off in which allocate 100% of total issued shares of the New Company (POSCO) to the Surviving Company (POSCO HOLDINGS)

7. Financial Summary of Before and After the Spin-off (as of September 30, 2021)

(Unit: KRW Million)
Classification	Before	After
		Surviving Company	New Company *2
I. Current assets	24,842,655	6,476,196	18,366,459
Cash and cash equivalents *3,4,5	2,423,235	705,213	1,718,022
Trade receivables	6,107,524	10,294	6,097,230
Other receivables	396,331	163,867	232,464
Other financial assets	9,323,815	5,595,713	3,728,102
Inventories	6,528,001	—	6,528,001
Assets held for sale	10,331	—	10,331
Other current assets	53,418	1,109	52,309
II. Non-current assets	38,510,946	45,484,708	20,643,631
Long-term trade receivables	7,610	—	7,610
Other receivables	285,703	212,403	73,300
Other financial assets	1,678,509	1,435,984	242,525
Investment in subsidiaries, affiliates and joint ventures*3,4,5,6	15,988,632	43,369,850	236,175
Invested real properties	147,290	133,774	13,516
Tangible assets*6	19,774,324	264,737	19,509,587
Intangible assets	549,699	13,849	535,850
Other non-current assets	79,179	54,111	25,068
Total assets	63,353,601	51,960,904	39,010,090
I. Current liabilities	6,270,413	1,461,345	4,809,068
II.Non-current assets	8,764,361	2,380,116	6,384,245
Total liabilities	15,034,774	3,841,461	11,193,313
I.Capital	482,403	482,403	482,403
II.Capital surplus	1,339,289	1,339,289	27,134,990
III.Hybrid capital securities	199,384	—	199,384
IV.Accumulated other comprehensive income	(191,343)	(191,343)	—
V.Capital adjustment	(2,508,294)	(2,508,294)	—
VI.Retained earnings	48,997,388	48,997,388	—
Total shareholders’ equity	48,318,827	48,119,443	27,816,777

Note 1) The amounts above are based on the statements of financial position as of September 30, 2021 and may differ on the date of the Spin-off.

Note 2) The New Company has transferred of its logistics business unit (advance payments of KRW 208M, intangible assets of KRW 402M and provisions for severance and retirement benefits of KRW 185M as of September 30, 2021) to its affiliate ‘POSCO Terminal’, prior to the date of the Spin-off.

Note 3) On December 10, 2021, the board of directors of the Company resolved to participate in the capital increase with consideration of POSCO Argentina S.A.U. (USD 587.8M) and to provide a payment guarantee for POSCO Argentina S.A.U.’s borrowings (USD 251.9M) to invest in a brine-based lithium commercial plant. The capital increase with consideration is expected to occur in installments, as necessary, based on the progress of the business. The first capital increase (USD 212.4M) has occurred as of the date of the Spin-off. Of the Surviving Company’s cash in the above summary financials, the capital increase will be classified as investment stocks accounted for by the equity method (POSCO Argentina S.A.U.)

Note 4) On December 9, 2021, the finance committee of the Company resolved to invest KRW 258,000 M to acquire 40% of the shares of a joint venture relating to a solid electrolyte business and such transaction was closed on February 2022. Based on the above summary financials, the above investment amount shall be categorized as “Investment in subsidiaries, affiliates and joint ventures” of the Surviving Company as of the date of the Spin-off.

Note 5) On December 9, 2021, the finance committee and the ESG committee of the Company resolved to acquire all shares of POSCO Terminal Co., Ltd. held by Mitsui & Co., Ltd. and Mitsui & Co. (Asia Pacific) Pte. Ltd. (2,450,000 shares, 49%) at KRW 75.95B on December 13, 2021. Accordingly, the acquisition amount, which is categorized in cash of the Surviving Company in the above summary financials, is expected to be categorized as “Investment in subsidiaries, affiliates and joint ventures” of the Surviving Company as of the date of the Spin-off.

Note 6) On November 4, 2021, the finance committee and the ESG committee of the Company resolved to acquire 1,392,165 shares newly issued by NEH Co., Ltd. as consideration for the in-kind contribution of land (located at 923, Geumho-dong, Gwangyang-si (size: 348,041.3 m2, book value: KRW 49,116M) owned by the Company. The in-kind contribution and new share acquisition was completed in December 2021. As the new shares of NEH Co., Ltd. are expected to belong to the Surviving Company as of the date of the Spin-off, the contributed land is categorized as assets of the Surviving Company in the above summary financials and is expected to be classified as “Investment in subsidiaries, affiliates and joint ventures” of the Surviving Company as of the date of the Spin-off.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: March 8, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Executive Vice President